SERVICING AGREEMENT

AMENDED
ADDENDUM TO SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. ("CSSI"), is entitled to receive from Calvert Variable Series, Inc. on behalf of the following portfolios, fees as set forth below:

Ameritas Small Capitalization Portfolio	$2,000 for up to 2 shareholders $3,000 for 3-5 shareholders $4,000 for 6-10 shareholders over 10 shareholders -- 1 bp on assets, $5,000 minimum
Ameritas Growth Portfolio	" "
Ameritas Income & Growth Portfolio	" "
Ameritas MidCap Growth Portfolio	" "
Ameritas Index 500 Portfolio	" "
Ameritas Money Market Portfolio	" "
Ameritas Select Portfolio	" "
Ameritas Small Company Equity Portfolio	" "
Ameritas Core Strategies Portfolio	" "

Effective November 1, 1999
Amended January 1, 2001
Schedule restated October 12, 2005